WESMARK FUNDS

One Bank Plaza, 5th Floor

Wheeling, WV  26003

November 16, 2010

Ms. Patsy Mengiste

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

WesMark Funds

File No. 811-07925

Dear Ms. Mengiste:

On behalf of the WesMark Funds (the “Trust”), I am responding to your telephonic comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or “SEC”) on October 27, 2010 regarding its review of the Trust’s Form N-CSR, filed with the SEC via EDGAR on March 8, 2010 (the “Form N-CSR”).

Set forth in the numbered paragraphs below are summaries of the Staff’s oral comments provided on October 27, 2010 accompanied by the Trust’s responses to each comment.

1.

Staff Comment:  The Staff noted that the WesMark Government Bond Fund did not provide a narrative discussion of the Fund’s performance against a broad-based securities market index in its Management Discussion of Fund Performance.  The Staff noted that this disclosure is  required pursuant to Item 27(b)(7) of Form N1-A, and therefore asked the Trust to please explain in its response letter why a narrative discussion was not included in the Form N-CSR comparing the performance of the WesMark Government Bond Fund to a broad-based securities market index.

Response:  Item 27(b)(7)(i) of Form N1-A requires a fund to discuss “the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.”  Item 27(b)(7)(i)(A) requires that a line graph be provided which must include a comparison with “an appropriate broad-based securities market index”.   Therefore, Item 27(b)(7) only requires the line graph to contain a comparison with an appropriate broad-based securities market index.  The WesMark Government Bond Fund complied with this requirement by including Barclays Capital Intermediate U.S. Government/Credit Index in its line graph required by Item 27(b)(7)(i)(B).  The WesMark Government Bond Fund discussed the relevant market conditions for the relevant reporting period in its Management Discussion of Fund Performance and discussed how those market conditions affected the Fund’s performance as required by Item 27(b)(7)(i).

2.

Staff Comment:  On page 33 of Form N-CSR, the Staff noted that the Trust included a “Miscellaneous” line item under Liabilities in the Statements of Assets and Liabilities that appears unusually large across all of the Funds, most particularly with respect to the WesMark Growth Fund.  The Staff further noted that it does not normally see mutual funds including a “miscellaneous” line item in the Liabilities section of a Statement of Assets and Liabilities financial statement.  Please explain in your response letter what these amounts are comprised of and, in future filings, consider refraining from including a “miscellaneous” line item in the Liabilities section of the Trust’s Statements of Assets and Liabilities.

Response:  The “miscellaneous” liability line item in the Trust’s Statement of Assets and Liabilities, for the fiscal period ended December 31, 2009, represented amounts for the following items: postage, NASDAQ fees, Investment Company Institute dues, travel expenses for Trustees and certain service providers related to attendance of Board of Trustees’ meetings,  printing and mailing of materials for Board of Trustees’ meetings, fees related to SAS 70 reports from the Trusts’ service providers, monthly maintenance fees charged by the Trust’s Blue Sky administrator, and deconversion charges related to a change in service providers.

After a review of these items previously included under the “miscellaneous” account the Trust will seek to avoid using a “miscellaneous” liability line in its Statement of Assets and Liabilities in the future.

3.

Staff Comment:  On page 34 of Form N-CSR, the Staff noted that the Trust included a “Miscellaneous” line item under Expenses in the Statements of Operations that appears unusually large across all of the Funds, most particularly with respect to the WesMark Growth Fund.  The Staff further noted that, while it normally sees mutual funds including a “miscellaneous” line item in the Expenses section of a Statement of Operations, the amounts appear to be unusually large.  Please explain the nature of these amounts in your response letter.

Response:  The “miscellaneous” expense line item in the Trust’s Statement of Operations, for the fiscal period ended December 31, 2009, was representative of amounts for the same items as those listed in the response to question #2. As noted above, these amounts will be classified in various accounts, other than miscellaneous, on future reports, to more accurately describe their nature.

4.

Staff Comment:  On page 34 of Form N-CSR, the Staff noted that the amounts under the line item “Insurance premiums” appear to be unusually large across all of the Funds, most particularly with respect to the WesMark Growth Fund.  Please explain the insurance premium amounts in your response letter.

Response:  Insurance premiums related to the Trust’s insurance policies are allocated annually on a net asset basis to each Fund. The Trust carries a Fidelity Bond policy, as well as an Errors & Omissions policy (for the Directors and Officers). The annual premiums on policies in place as of December 31, 2009, were $5,348 and $49,348, for the Fidelity Bond and Errors & Omissions policies, respectively.  In comparison, as noted on page 35, annual premiums on policies in place as of December 31, 2008, were $5,515 and $51,300, for the Fidelity Bond and Errors & Omissions policies, respectively.  The difference in the amounts paid by each fund for the periods ending January 31, 2009 and December 31, 2009 is accounted for by the difference in net assets of each fund for those periods.

5.

Staff Comment:  On page 35 of Form N-CSR, please explain in your response letter what the amounts under the line item “Taxes” are comprised of.

Response:  The amounts under the line item Taxes are comprised of amounts paid to the Internal Revenue Service for the payment of excise tax by the WesMark Small Company Growth Fund and the WesMark Balanced Fund.  The Funds paid the required excise tax on March 14, 2008 and a Service Provider to the Funds reimbursed the Funds for such amounts, as is evidenced by the line item under Waivers and Reimbursements, and further detailed in the Administrative Fee section of Note 5 on page 48.

 * * *

The Trust hereby acknowledges that:

•

should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Trust may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

If you have any questions or need further clarification, please contact me at (304) 234-9000.

Very truly yours,

/s/ David B. Ellwood

David B. Ellwood

Vice President, Treasurer

WesMark Funds

cc:

Todd P. Zerega, Reed Smith LLP

Lauren Johnson, ALPS Fund Services, Inc.

1